Exhibit 99.4

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.

NAME AND ADDRESS OF COMPANY

CONTINENTAL ENERGY CORPORATION

Head Office: 14001 Dallas Parkway, Suite 1200, Dallas, Texas, 75240, USA

Registered Office: 595 Burrard St, Suite 2600 Three Bentall Centre, Vancouver, B.C. V7X1L3

ITEM 2.

DATE OF MATERIAL CHANGE

November 7, 2008

ITEM 3.

NEWS RELEASE

November 7, 2008

ITEM 4.

SUMMARY OF MATERIAL CHANGE

James D. Eger has tendered resignation as Vice President, CFO, and Secretary of the Company to have effect at 30 November 2008.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

Resignation of James D. Eger as Vice President, CFO, and Secretary of the Company will take effect on 30 November 2008. Mr. Eger will continue with the Company as a part time and non exclusive consultant and is relocating from Dallas to Singapore to pursue new ventures for his own interest and for the Company. Mr. Eger has been replaced on the Company's Audit Committee by director Mr. Richard L. McAdoo and on the Reserves Committee by director Mr. Phil Garrison.

ITEM 6.

RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

N/A

ITEM 7.

OMITTED INFORMATION

N/A

ITEM 8.

EXECUTIVE OFFICER

To obtain further information contact:

Richard L. McAdoo, CEO

Continental Energy Corporation, Phone: (972) 934-6774

ITEM 9.

DATE OF REPORT

November 11, 2008